  Tel 713.758.2222 Fax 713.758.2346

  March 17, 2006
Via EDGAR and FACSIMILE H. Roger Schwall Assistant Director Securities and Exchange Commission Washington, D.C. 20549-7010

Re:	Complete Production Services, Inc. Registration Statement on Form S-1 File No. 333-128750
Dear Mr. Schwall:
     As discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on March 16, 2006, Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement. This filing includes the Company’s audited 2005 financial statements. We also refer you to the Company’s previously filed letter dated March 9, 2006, responding to the comments and requests for additional information contained in the letter from the Staff dated March 3, 2006. As previously requested by the Staff, the Company has prepared an updated worksheet summarizing its analysis under SAB 80, which is attached hereto as Annex A.
     In addition, the Company would like to make the Staff aware that, based on conversations today between the Company and the lead underwriters, the Company currently expects to have a per share range of $22.00 to $25.00, with a mid-point of $23.50. This range may change and the Company will include omitted information in an amendment prior to printing preliminary prospectuses. The Company currently plans to issue shares with an initial aggregate offering price of $300 million and the selling stockholders plan to sell shares with an initial aggregate offering price of approximately $200 million. In addition, the selling stockholders will sell any shares sold as part of the over-allotment option.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission       March 17, 2006      Page 2
     The primary reasons for the difference between this $23.50 per share mid-point of expected offering price and the $18.50 per share mid-point amount estimated in mid-November 2005 are (i) an increase in the estimate of the Company’s 2006 EBITDA from $226 million in mid-November 2005 to $276 million in mid-March 2006 and (ii) an increase in the selected EBITDA multiple for the Company from 6.9 times to 7.2 times. This 27.0% increase in the mid-point of the expected offering range compares to the 20.2% increase in the Oil Service Sector Index from 166.44 on November 15, 2005 to 200.11 on March 17, 2006.
     Several factors contributed to the increase in estimated 2006 EBITDA, including the following:
•	the Company increased its 2006 budget for growth capital expenditures from approximately $100 million to $161.5 million in response to increased forecasted demand from customers for drilling services and completion and production services, particularly in the Rocky Mountain and North Texas regions. The Company expects to realize additional EBITDA during 2006 from these incremental growth capital expenditures;

•	an improving market environment, in which the Company was able to implement price increases at the end of 2005 and in early 2006 in several of its business lines, including drilling services and intervention services;

•	the Company acquired four companies in December 2005 and January 2006 (S&E Industries and Wolsey in December 2005 and Outpost and Rosel in January 2006), which added an aggregate of $8.5 million to its estimated 2006 EBITDA; and

•	the Company has experienced better than forecasted results from certain of its businesses.
     The increased selected multiple for the Company resulted primarily from improved equity market conditions in the oilfield services sector, as reflected by the 20.2% increase in the Oil Service Sector Index from November 15, 2005 to March 17, 2006.
     For illustration purposes, a summary of the mid-March 2006 and mid-November 2005 evaluations based strictly on EBITDA is included as Annex B.

Securities and Exchange Commission       March 17, 2006      Page 3
     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 4 to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Nicole E. Clark
Nicole E. Clark

Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)

Annex A
Complete Production Services, Inc.
SAB 80 Analysis—Test Results
Based Upon Pro Forma 2005 Results
Updated March 17, 2006

	Total
	CPS	Spindletop	RSI	Parchman	Big Mac	Hammco	Hyland	MWS	Price PPL	A&W	LEED	Double Jack	Nortex	MGM	BSI	Wolsey	S&E	Outpost	Rosel	ESS-EII
Acquisition date		Sept. 2005	Jul. 2005	Feb. 2005	Nov. 2005	Oct. 2004	Sept. 2004	May. 2004	Nov. 2003	Mar. 2004	Feb. 2004	Mar. 2004	Aug. 2004	Dec. 2004	Nov. 2003	Dec. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Apr. 2003

Total assets—pro forma 12/31/05	960,024	4,279	13,556	76,954	51,010	109,878	45,709	23,356	5,102	17,573	25,980	12,898	2,084	10,328	195,102	7,080	1,800	6,500	6,307	4,703
% of total	100.0%	0.4%	1.4%	8.0%	5.3%	11.4%	4.8%	2.4%	0.5%	1.8%	2.7%	1.3%	0.2%	1.1%	20.3%	0.7%	0.2%	0.7%	0.6%	0.5%

Investment—consideration paid	n/a	1,290	8,912	33,898	40,800	87,900	25,500	13,700	1,400	15,000	20,900	10,200	1,800	7,900	58,593	6,500	1,208	6,500	14,000	4,703
% of total assets	n/a	0.1%	0.9%	3.5%	4.2%	9.2%	2.7%	1.4%	0.1%	1.6%	2.2%	1.1%	0.2%	0.8%	6.1%	0.7%	0.1%	0.7%	1.5%	0.5%

Income before taxes and minority interest—pro forma	98,436	(996)	2,720	5,731	7,278	11,514	4,247	4,337	1,227	3,714	4,264	2,820	696	2,397	39,946	580	368	988	2,472	—
% of total	—	-1.0%	2.8%	5.8%	7.4%	11.7%	4.3%	4.4%	1.2%	3.8%	4.3%	2.9%	0.7%	2.4%	40.6%	0.6%	0.4%	1.0%	2.5%	0.0%

Year 1 (2005): 10% Test	Totals	Spindletop	RSI													Wolsey	S&E	Outpost	Rosel

Financial Statements excluded for Year 1	7.7%	0.4%	2.8%	✓	F	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0.7%	0.4%	1.0%	2.5%	✓

Year 2 (2004): 20% Test	Totals	Spindletop	RSI	Parchman									Nortex	MGM		Wolsey	S&E	Outpost	Rosel

Financial Statements excluded for Year 2	18.9%	0.4%	2.8%	8.0%	F	F	F	F	✓	✓	✓	✓	0.7%	2.4%	✓	0.7%	0.4%	1.0%	2.5%	✓

Year 3 (2003): 40% Test	Totals	Spindletop	RSI	Parchman	Big Mac					A&W	LEED	Double Jack	Nortex	MGM		Wolsey	S&E	Outpost	Rosel	ESS-EII

Financial Statements excluded for Year 3	37.8%	0.4%	2.8%	8.0%	7.4%	F	F	F	F	3.8%	4.3%	2.9%	0.7%	2.4%	F	0.7%	0.4%	1.0%	2.5%	0.5%
✓ = 9 months or more included in applicable CPS audited financial statements
F = separate audited financial statements to be filed as set forth below

CONCLUSION: Based upon the testing performed, the following audit reports are necessary for the subsidiaries and periods indicated, in addition to the audited consolidated financial statements of Complete Production Services, Inc., and the predecessor companies, BSI Companies and I.E. Miller Companies, for the years ended December 31, 2005, 2004 and 2003.

Entity	Period
Big Mac	1/1/05 to 10/31/05
Big Mac	1/1/04 to 12/31/04
Monument Well Services (MWS)	1/1/04 to 5/5/04
Monument Well Services (MWS)	1/1/03 to 12/31/03
Hammco/Oil Tool Rentals	1/1/04 to 9/30/04
Hammco/Oil Tool Rentals	1/1/03 to 12/31/03
BSI (includes Price PPL)	1/1/03 to 11/6/03	(filed as predecessor financial statements)
Hyland	3/1/04 to 9/5/04
Hyland	3/1/03 to 2/28/04
The Company filed audit reports for these entities and periods, as indicated, in its prospectus on Form S-1 order to satisfy the filing requirements of SAB 80.

ANNEX B
For illustration purposes, a summary of the evaluations based strictly on EBITDA is shown below.

(in millions, except multiples and per share amounts)
							Shares
			Total				Outstanding
			Enterprise				Adjusted for	Price per
	EBITDA	Multiple	Value	Net Debt		Equity	Split	Share
Mid-November 2005-2006 EBITDA (Underwriters)	$226	6.9x[1]	$1,568	$205	[2]	$1,365	74	$18.50

Mid-March 2005-2006 EBITDA	$277	7.2x[3]	$1,984	$269	[4]	$1,715	73	$23.50

(1)	6.9x was the Mid - November 2005 estimated 2006 EBITDA multiple at the midpoint of the then-projected filing price range

(2)	The $205 assumes application of $200 of the net proceeds from the primary share issuance in the IPO to reduce existing debt outstanding and $40 retained as cash for general corporate purposes. Furthermore, the debt balances used by the underwriters reflected the Company’s capital position as of mid-November 2005.

(3)	7.2x is the Mid - March 2006 estimated 2006 EBITDA multiple at the Midpoint of the currently projected filing price range.

(4)	The $269 assumes application of $179 of net proceeds from the primary share issuance in the IPO to reduce existing debt outstanding and $100 retained as cash for general corporate purposes. Furthermore, the debt balances used by the underwriters reflected the Company’s capital position as of December 31, 2005, adjusting for the Company’s outstanding balance under its revolving credit facility of $124 as of February 28, 2006.